[Citizens Republic Letterhead]
August 19, 2009
Ms. Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citizens Republic Bancorp, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed July 31, 2009 Amendment No. 2 to Registration Statement on Form S-4 Filed July 31, 2009 File No. 333-160508
Dear Ms. McHale:
          On behalf of Citizens Republic Bancorp, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated August 7, 2009 with respect to the Company’s Registration Statement and Amendment Nos. 1 and 2 to Registration Statement on Form S-4 in connection with proposed exchange offers (together, the “Registration Statement”). I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.
          Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.
Registration Statement on Form S-4
Risk Factors, page 17
Our business may be adversely affected by the highly regulated environment in which we operate, page 18
1. Item 503(c) of Regulation S-K requires that risk factors be specific material risks rather than broad risk that could apply to any issuer. Please revise this risk factor to include any information you have received from your regulators indicating this risk is specific to you.
     We have revised the applicable risk factor as requested to explain that Citizens is not aware of any violation that would have a material adverse effect. Please note that, as a general rule, we would be prohibited by applicable banking laws from disclosing material information received from banking regulators pertaining to supervisory matters specific to Citizens.
In order to maintain and strengthen our capital base . . . page 18
2. We note your response to prior comment 27 in our letter dated July 22, 2009. However, you have not revised this risk factor as requested. Therefore, we reissue prior comment 27.
We have added language responsive to comment 27 to the applicable risk factor.
If our Common Shares fail to meet the listing requirements of the Nasdaq . . . page 22
3. Please update this risk factor to reflect the current state of your listing on the Nasdaq GSM as well as the Nasdaq GSM minimum bid price requirement.
As requested, we have updated the disclosure in the applicable risk factor.
Terms of the Exchange, page 44
4. We continue to evaluate the disclosure provided in response to our prior comment number 33. Please be advised that upon completion of our review, an additional comment may be issued asking Citizens to specify the maximum amount of securities sought from each of the classes comprising the Subject Securities and requiring corresponding revisions to the table regarding Acceptance Priority Levels.
We have changed the language on the cover page of the Prospectus and elsewhere to clarify that the Exchange Offers are for up to all Subject Securities (subject to the Maximum Aggregate Consideration provision).
Expiration Date; Extension; Termination; Amendment, page 48
5. The disclosure indicates in relevant part, “If we make a material change in the terms of the Exchange Offers or the information concerning the Exchange Offers . . . . we will promptly disseminate disclosure regarding the change . . . and extend the Exchange Offers, if required by law.” The reference to “if required by law” is open to interpretation. Given that the exchange offers have commenced in reliance upon Securities Act Rule 162(a)(2), please revise this statement to affirmatively indicate that the law requires Citizens to disclose the material changes in a manner reasonably calculated to inform security holders of the change and ensure that a minimum time period remains in the exchange offers to ensure that such information may be considered by security holders in making an investment decision or decision to exercise withdrawal rights.
As requested, we have added the requested disclosure in the penultimate paragraph under “Expiration Date; Extension; Termination; Amendment” of the Registration Statement.
Acceptance of Subject Securities for Purchase; Delivery of Common Shares, page 52
6. Given that Citizens has acknowledged through its revised disclosure that a court of competent jurisdiction may make final determinations regarding the acceptance of all tenders and withdrawals, the assertion that Citizens retains the right to make final and binding determinations is incorrect. Please remove the implication that Citizens is eligible to make any determinations on these matters that may be construed as final or binding.
As requested, we have removed language stating that Citizens is eligible to make determinations that are final and binding here and elsewhere in the Form S-4 and the forms of letters of transmittal.
Signatures, page II-5
7. Please revise the preamble to this section to conform to language included in Form S-4.
As requested, we have modified the preamble to the signature.
Exhibit 1.1
8. We note that Annex A to Exhibit C appears to have been omitted from the Dealer Manager Agreement filed as Exhibit 1.1 to the Form S-4. Please file the Dealer Manager Agreement in its entirety with your next amendment.
As requested, we have refiled the Dealer Manager Agreement in its entirety.
          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to call me at (810) 766-7500 or Mark Metz, the Company’s outside counsel, at (313) 568-5434 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,
/s/ Thomas W. Gallagher
Thomas W. Gallagher
General Counsel and Secretary

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